SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549



                           FORM N-8A



  NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
             OF THE INVESTMENT COMPANY ACT OF 1940



     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:



Name:

     ZAZOVE CONVERTIBLE SECURITIES FUND, INC.


Address of Principal Business Office (No. & Street, City, State, Zip Code):

     940 SOUTHWOOD BOULEVARD
     SUITE 200
     INCLINE VILLAGE, NEVADA 89451


Telephone Number (including area code):

     (702) 832-6250


Name and address of agent for service of process:

     GENE T. PRETTI
     ZAZOVE ASSOCIATES, LLC
     940 SOUTHWOOD BOULEVARD
     SUITE 200
     INCLINE VILLAGE, NEVADA 89451


Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to
     Section 8(b) of the Investment Company Act of 1940 concurrently with
     the filing of form N-8A:  YES [   ]   NO [ X ]

                           Form N-8A

ITEM 1.   Exact name of registrant.

               ZAZOVE CONVERTIBLE SECURITIES FUND, INC.


ITEM 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

               MARYLAND;  NOVEMBER 9, 1998.


ITEM 3.   Form of organization of registrant.

               CORPORATION.


ITEM 4.   Classification of registrant.

               MANAGEMENT COMPANY.


ITEM 5.   If registrant is a management company:

          (a) state whether registrant is a "closed-end" company or an "open-end" company;

               "CLOSED-END" COMPANY.

          (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

               "NON-DIVERSIFIED" COMPANY


ITEM 6.   Name and address of each investment advisor of registrant.

               ZAZOVE ASSOCIATES, LLC
               940 SOUTHWOOD BOULEVARD
               SUITE 200
               INCLINE VILLAGE, NEVADA  89451


ITEM 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

               GENE T. PRETTI  (DIRECTOR AND PRESIDENT)
               ZAZOVE ASSOCIATES, LLC
               940 SOUTHWOOD BOULEVARD
               SUITE 200
               INCLINE VILLAGE, NEVADA  89451

               STEVEN M. KLEIMAN (DIRECTOR, TREASURER AND SECRETARY) ZAZOVE ASSOCIATES, LLC
               4801 WEST PETERSON
               SUITE 615
               CHICAGO, ILLINOIS  60646

               ANDREW J. GOODWIN III  (DIRECTOR)
               GRAVER, BOKHOF, GOODWIN & SULLIVAN, L.P.
               100 SOUTH WACKER DRIVE
               SUITE 320
               CHICAGO, ILLINOIS  60606

               JACK L. HANSEN  (DIRECTOR)
               THE CLIFTON GROUP
               309 CLIFTON AVENUE
               MINNEAPOLIS, MINNESOTA  55403

               DR. PETER A. LECHMAN  (DIRECTOR)
               1218 WEST CORNELIA STREET, UNIT 1
               CHICAGO, ILLINOIS  60657


ITEM 8. If registrant is an unincorporated investment company not having a board of directors: (a) state the name and address of each sponsor of registrant; (b) state the name and address of each officer and director of each sponsor of registrant;
          (c) state the name and address of each trustee and each custodian of registrant.

          NOT APPLICABLE.


ITEM 9.   (a)  State whether registrant is currently issuing and
               offering its securities directly to the public.

               NO.

          (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

               NOT APPLICABLE.

          (c)  If the answer to Item 9(a) is "no" and the answer to
               Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities.

               NO.

          (d) State whether registrant has any securities currently issued and outstanding.

               NO.

          (e) If the answer to Item (d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning
               10 percent or more of registrant's outstanding voting securities.

               NOT APPLICABLE.


ITEM 10.  State the current value of registrant's total assets.

          CURRENTLY $0.00, BUT THE REGISTRANT EXPECTS TO BEGIN OPERATIONS ON JANUARY 1, 1999, WITH ASSETS EXCEEDING $30,000,000.


ITEM 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

          NOT APPLICABLE.


ITEM 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

          NOT APPLICABLE.

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and state of Illinois on the 24th day of December, 1998.



[SEAL]         Signature:Zazove Convertible Securities Fund, Inc.
                         -------------------------------------------
                         (Name of Registrant)


               By:       /s/ Gene T. Pretti
                         -------------------------------------------
                         Gene T. Pretti, President and Director
                         (Name and title of director, trustee or
                         or officer signing on behalf of Registrant)




Attest:   /s/ Steven M. Kleiman
          ---------------------
          (Name)


          Steven M. Kleiman, Treasurer, Secretary and Director
          ----------------------------------------------------
          (Name and Title)